Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700 (Phone)

(215) 988-2757 (Facsimile)

www.drinkerbiddle.com

June 30, 2014

VIA EDGAR CORRESPONDENCE

Securities and Exchange Commission

100 F Street, NE

Washington, DC  20549

Attention:  Valerie Lithotomas

Re:                             The RBB Fund, Inc. (Registration No. 33-20827/811-5518) —

Response to Examiner Comments on Post-Effective

Amendment No. 167

Dear Ms. Lithotomas:

This letter responds to your comments on Post-Effective No. 167 (“PEA No. 167”) to the Registration Statement on Form N-1A of The RBB Fund, Inc. (the “Registrant”).  PEA No. 167 seeks to register shares of one new portfolio of the Registrant: the Abbey Capital Futures Strategy Fund (the “Fund”).

1.                                      Comment:  Please supplementally confirm that the Fund is not expected to incur any acquired fund fees and expenses for its first fiscal year, or revise the Expenses and Fees table as appropriate.

Response: Registrant confirms that the Fund does not expect to incur any acquired fund fees and expenses for its first fiscal year.

2.                                      Comment:  Leveraging is a principal risk of the Fund.  Please supplementally confirm that the Expenses and Fees table does not need to be revised to reflect leveraging, or revise the Expenses and Fees table as appropriate.

Response:  Registrant confirms that the Expenses and Fees table does not need to be revised.  The Fund is not expected to borrow during its first fiscal year.  The Fund expects to leverage predominately through the use of derivatives.

3.                                      Comment:  Please remove the bolded sentence in footnote 1 to the Expenses and Fees table.

Response:  Registrant will unbold the applicable sentence so that it is less prominent.

4.                                      Comment:  Footnote 3 to the Expenses and Fees table states that the Adviser may recoup any waived amount from the Fund if such reimbursement does not cause the Fund to exceed existing expense limitations.  Please clarify that the existing expense limitations are the limitations that were in effect at the time of the waiver.

Response:  Registrant will revise Footnote 3 to the Expenses and Fees table to clarify that the Adviser may recoup any waived or reimbursed amounts from the Fund if such reimbursement does not cause the Fund to exceed expense limitations that were in effect at the time of the waiver or reimbursement.

5.                                      Comment:  Please supplementally confirm that the three-year expense example only reflects the contractual fee waiver for the first two years.

Response:  Registrant confirms that the three-year expense example only reflects the contractual fee waiver for the first two years.

6.                                      Comment:  Please clarify in the Principal Investment Strategies section of the Summary Section that the Fund’s subsidiary is a wholly-owned subsidiary domiciled in the Cayman Islands.

Response: The Principal Investment Strategies section of the Summary Section states that the Fund’s subsidiary is a wholly-owned subsidiary of the Fund.  Registrant will revise the disclosure in this section to also state that the Subsidiary is organized under the laws of the Cayman Islands.

7.                                      Comment:  Please add additional disclosure regarding the purpose of the Fixed Income strategy in the Principal Investment Strategies section of the Summary Section.

Response:  Registrant will revise the Principal Investment Strategies section to include the following additional disclosure:

The Fixed Income strategy invests the Fund’s assets primarily in investment grade fixed income securities (of all durations and maturities) in order to generate interest income and capital appreciation, which may add diversification to the returns generated by the Fund’s Managed Futures strategy. The Fund must set aside liquid assets, or engage in other SEC or staff-approved measures, to “cover” open positions with respect to certain kinds of derivative instruments.  The Fixed Income strategy investments may be used to help cover the Fund’s derivative positions.

8.                                      Comment:  Please consider revising the third paragraph in the Principal Investment Strategies section in “plain English.”

Response:  Registrant will revise the third paragraph as requested.

9.                                      Comment:  In the Principal Investment Strategies section it states that “a few Sub-Advisers” use discretionary approaches aimed at identifying value investments and turning points in trends.  Please name the applicable Sub-Advisers or describe each Sub-Adviser’s investment philosophy.

Response:  Registrant will revise the sentence so that it states that “Sub-Advisers may” use discretionary approaches aimed at identifying value investments and turning points in trends.  The investment philosophy of each Sub-Adviser is disclosed in the Prospectus in the section “More Information About the Management of the Fund — Sub-Advisers”.

10.                               Comment:  Please describe the Fund’s asset segregation and coverage practices with respect to short sales.

Response:  Registrant will revise the Prospectus as requested.

11.                               Comment:  Please add disclosure that the Fund may not invest more than 15% of its net assets in illiquid securities.

Response:  Registrant will revise the Prospectus as requested.

12.                               Comment:  If the Registrant expects the Fund to invest in pooled investment vehicles that rely upon are Section 3(c)(1) and Section 3(c)(7) of the Investment Company Act of 1940, as amended (the “1940 Act”), please include their expenses in the Expenses and Fees table.

Response: The fees of any applicable pooled investment vehicles in which the Fund expects to invest are reflected in the Expenses and Fees table.

13.                               Comment:  Please summarize the Fund’s sell strategy in the Principal Investment Strategy section.

Response:  Registrant will revise the Prospectus as requested.

14.                               Comment:  Please revise the sections of the Prospectus and the Statement of Additional Information discussing the letter agreement with the Subsidiary’s futures commission merchant and the SEC’s potential opinion regarding the use of such a letter agreement.

Response:  The noted disclosure will be removed from the Fund’s Prospectus.  The noted disclosure in the Statement of Additional Information will be removed and replaced with the following:

The Fund or the Subsidiary may enter into agreements with a futures commission merchant (“FCM”) which require the FCM to accept physical settlement for certain financial instruments.  If this occurs, the Fund would treat the financial instrument as being cash-settled for purposes of determining the Fund’s coverage requirements.

15.                               Comment:  Please confirm that Registrant is aware of the Securities and Exchange Commission’s July 30, 2010 letter to the Investment Company Institute concerning derivatives (the “Letter”) and has reviewed the registration statement disclosure in light of that letter.

Response:  Registrant is aware of the Letter and took it into consideration when reviewing the registration statement disclosure regarding derivatives for the Fund.

16.                               Comment:  Emerging Markets Risk and Foreign Investments Risk are listed as principal risks of the Fund.  If Emerging Markets Risk and Foreign Investments Risk are principal risks, please add disclosure to the Principal Investment Strategies section regarding the Fund’s investment in foreign investments and emerging markets.  In addition, please add specific disclosure regarding investment in Russia or Ukraine, if applicable.

Response:  Registrant will revise the Prospectus as requested.  The Fund is not currently expected to invest in Russia or Ukraine, so no specific disclosure will be added with respect to invest in these countries.

17.                               Comment:  Under Principal Risks, in addition to general Derivatives Risk disclosure, Forward and Futures Risk is included as a separate risk.  Please confirm that Forward and Futures Risk is the only specific derivatives risk included because it is the focus of the Fund or add additional specific derivatives risks as appropriate.

Response: Registrant confirms that Forward and Futures Risk is the only specific derivatives risk included because it is the focus of the Fund.

18.                               Comment:  Hedging Transactions Risk and Leveraging Risk are listed as principal risks of the Fund.  If Hedging Transactions Risk and Leveraging Risk are principal risks, please add disclosure to the Principal Investment Strategies section regarding the Fund’s hedging and leveraging activities.

Response:  Registrant will revise the Prospectus as requested.

19.                               Comment:  The Fund’s Sub-Advisers may not be registered with the SEC.  Please note that all Sub-Advisers not registered with the SEC are registered Commodity Trading Advisors and describe what responsibilities they have.

Response: The principal investment strategies section indicates that each of the Sub-Advisers is registered with the U.S. Commodity Futures Trading Commission (the “CFTC”) as a Commodity Trading Advisor.  Registrant will add disclosure indicating that Sub-Advisers that are not registered with the SEC as investment advisers will provide advice only regarding matters that do not involve securities.

20.                               Comment:  Please add additional disclosure in the Principal Investment Strategy section regarding the Fund’s use of short sales.

Response:  Registrant will revise the Prospectus as requested.

21.                               Comment:  In the portfolio manager table, please add the date of the Fund’s inception.

Response:  Registrant will revise the Prospectus as requested.

22.                               Comment:  In the fourth paragraph under the section More Information About Fund Investments, it states that portfolio security loans are secured continuously by collateral maintained on a current basis at an amount at least equal to the market value of the securities loaned.   Please confirm this is the appropriate amount of collateral.

Response:  As the Fund does not currently intend lend portfolio securities, the referenced information regarding securities lending will be removed from the Prospectus. As the Prospectus does not include disclosure on securities lending, this comment is now moot.

23.                               Comment:  Please add additional risk disclosures in the section More Information About Risks — Principal Risks.

Response:  Registrant will revise the Prospectus as requested to add certain additional information about the Fund’s principal risks.  Additional information on the Fund’s principal risks is also available in the Statement of Additional Information.

24.                               Comment:  Please add to the Principal Investment Strategies disclosure in the summary section that the Fund may invest in swaps, including total return swaps.

Response:  Registrant will revise the Prospectus as requested.

25.                               Comment:  Please add additional leveraging risk disclosure to the Prospectus.  Please note any limits on the Adviser and/or Sub-Advisers ability to utilize leverage.

Response:  Registrant will revise the Prospectus as requested.

26.                               Comment:  Please revise the short sales risk disclosure to explain what is meant by short sales that are “against the box.”  Please describe how the Fund will cover short sales that are not “against the box.”

Response:  Registrant will revise the Prospectus as requested.

27.                               Comment:  Please confirm that the Fund’s investment in the Subsidiary is discussed in both the Principal Investment Strategies and Principal Risks sections.

Response: Registrant confirms that the Fund’s investment in the Subsidiary is discussed in both the Principal Investment Strategies and Principal Risks sections.

28.                               Comment:  The Prospectus and Statement of Additional Information state that the Fund has submitted an application for an exemptive order.  However, no such application has yet been submitted.  Please revise the disclosure as necessary to reflect the filing status of the application.

Response:  Registrant will revise the Prospectus and Statement of Additional Information as requested.

29.                               Comment:  Please define what is meant by “good order” in the section Pricing of Fund Shares.

Response: “Good order” is defined under the sections Purchase of Fund Shares and Redemption of Fund Shares. Registrant will revise the section Pricing of Fund Shares to  note that good order is described later in the Prospectus.

30.                               Comment:  Please confirm and disclose that the accounts comprising the Fund’s composite in the Performance of Comparable Accounts section are substantially similar to the Fund and that the disclosure conforms to requirements of the no-action letter issued by the SEC Staff to Nicholas-Applegate Mutual Funds on August 6, 1996 (“Nicholas-Applegate”).

Response:  Registrant intended to disclose related performance of substantially similar funds or accounts in an attempt to comply with the requirements of CFTC Rule 4.12(c)(3)(i). This rule requires an adviser to a fund with less than a three-year operating history, who is not relying on CFTC Rule 4.5 with respect to the fund and therefore is a registered commodity pool operator of the fund, to have the fund’s registration statement disclose the performance of all accounts and pools that are managed by the adviser and that have investment objectives, policies, and strategies substantially similar to those of the fund, provided that the related performance disclosure complies with the 1940 Act, the Securities Act of 1933, the Securities Exchange Act of 1934, the regulations promulgated under these statutes, and any guidance issued by the Commission or any division thereof.

The Registrant was not aware of any published guidance from the SEC or its Staff taking the position that funds that target different volatility levels or employ different degrees of leverage, but which otherwise have the same investment objectives, policies and strategies, are not substantially similar within the meaning of Nicholas-Applegate. As a result, when evaluating whether there were any accounts to include in the related performance disclosure required by CFTC Rule 4.12(c)(3)(i), the Registrant initially determined that an account that otherwise has the same investment objectives, policies and strategies as a Fund, but which targets a different volatility level than the Fund, would be a substantially similar account within the meaning of Nicholas-Applegate.

However, in light of our conversations with the Staff, the Registrant has reconsidered its initial determination that the Fund and an account that are otherwise managed with the same investment objectives, policies and strategies, but which target a different volatility level, are substantially similar within the meaning of Nicholas-Applegate and have concluded that accounts that target a different volatility level than the Fund are not substantially similar. The Registrant reserves the right to modify this approach in the future in the event that industry practice or regulatory guidance evolves. Consequently, all related performance disclosure will be removed from the Prospectus since the Adviser does not currently manage any accounts with otherwise substantially similar investment objectives, policies and strategies that target the same volatility level as the Fund, and therefore does not currently manage any accounts determined by the Adviser to be substantially similar to the Fund within the meaning of Nicholas-Applegate.

31.                               Comment:  In the Performance of Comparable Accounts sections, please provide authority for including performance information which is net of waivers.

Response:  As the Prospectus does not include related performance, this comment is now moot.

32.                               Comment:  In the table under Management of the Company in the Statement of Additional Information, please add “in the Past 5 Years” to the heading “Other Directorships of the Director.”

Response:  Registrant will revise the Statement of Additional Information as requested.

33.                               Comment:  Please confirm that the Subsidiary and the Fund will comply with the requirements of the 1940 Act on a consolidated basis.

Response:  Registrant confirms the Subsidiary and the Fund will comply with the requirements of the 1940 Act on a consolidated basis.

34.                               Comment:  Please confirm the Subsidiary will enter into an investment advisory agreement pursuant to the requirements of Section 15(a) of the 1940 Act.

Response:  Registrant confirms that the Adviser has entered into an investment advisory agreement with the Subsidiary pursuant to the requirements of Section 15(a) of the 1940 Act.  In addition, the sub-advisory agreements between the Adviser and the Sub-Advisers comply with the requirements of Section 15(a) of the 1940 Act.

35.                               Comment:  Please confirm whether the Subsidiary will comply with the requirements of Section 17 of the 1940 Act relating to affiliated transactions and custody.

Response:  Registrant confirms that the Subsidiary will comply with the requirements of Section 17 relating to affiliated transactions and custody.

36.                               Comment:  Please confirm that the financials of the Subsidiary will be consolidated with the Fund’s financials.

Response:  Registrant confirms the Subsidiary’s financial statements will be consolidated with the audited financial statements of the Fund and included in the Fund’s annual reports to Fund shareholders.

37.                               Comment:  Please confirm that the expenses of the Subsidiary will be included in the Fund’s Expenses and Fees table.

Response:  Registrant confirms that the Subsidiary’s expenses will be included in the Fund’s Expenses and Fees table under “Other Expenses.”

38.                               Comment:  Please confirm that the Subsidiary will designate an agent for service of process in the United States and agrees to inspection of the Subsidiary’s books and records by the SEC Staff.

Response:  Registrant confirms that the Subsidiary will designate an agent for service of process in the United States and agrees to inspection of the Subsidiary’s books and records by the SEC Staff.

39.                               Comment:  Please confirm that there is no intention to sell or transfer the securities of the Subsidiary.

Response:  Registrant confirms that there is no intention to sell or transfer the securities of the Subsidiary.

*   *   *   *   *   *

We trust that the foregoing is responsive to your comments.  Please feel free to contact the undersigned at 215-988-3307 if you have any questions.

Sincerely yours,

/s/ Jillian L. Bosmann
Jillian L. Bosmann